INFORMATION CIRCULAR

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver, British Columbia
Canada V6G 2Z6
www.LBIX.com

(all information as at May 18, 2010 unless otherwise noted)

In this Information Circular, unless otherwise specified,
all dollar amounts are expressed in Canadian dollars.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of Leading Brands, Inc. (the "Company") for use at the annual and special general meeting (the "Meeting") of the Company's shareholders (the "Shareholders") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The Company will conduct its solicitation by mail and officers and employees of the Company may, without receiving special compensation, also telephone or make other personal contact. The Company will pay the cost of solicitation.

Appointment of Proxies

The individuals named in the accompanying proxy form are directors or officers of the Company. A registered Shareholder wishing to appoint some other person (who need not be a Shareholder) to represent the Shareholder at the Meeting has the right to do so, by striking out the two printed names and inserting the appointed person's name in the blank space on the proxy form.

Voting by Proxy

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the Shareholder on any ballot that may be called for. Where no choice has been specified by the Shareholder, such Shares will, on a poll, be voted in accordance with the notes to the form of proxy.

When so authorized by the Shareholder, the enclosed proxy form confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion and Return of Proxy

Completed and signed proxy forms must be deposited at the office of the Company's registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, ON Canada M5J 2Y1, and must be received not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, or shall be deposited with the Chairman of the Meeting prior to commencement of the Meeting. Telephone voting can be completed at 1-866-732-VOTE (8683). Internet voting can be completed at www.investorvote.com.

Non-Registered Holders

Only registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders of the Company are "Non-Registered" Shareholders because the Shares they own are not registered in their names but are instead registered in the name of a Nominee or Intermediary such as a brokerage firm through which they purchased the Shares. Such Intermediaries include banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, or clearing agencies such as The Canadian Depository for Securities Limited. If you purchased your Shares through a broker, you are likely a Non-Registered Shareholder.

These securityholder materials are being sent to both registered and Non-Registered Shareholders of the Company by either the Company (through its agent) or the Intermediaries (through their service providers). If you are a Non-Registered Shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proposed voting instructions. Please return your voting instructions as specified in the request for voting instructions.

These materials will include either a form of proxy or a voting instruction form. Please follow the instructions on the form you received and return your completed and signed voting instructions as specified on the form.

If you are a Non-Registered Shareholder who wishes to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the proxy or voting instruction form, and return the form in the envelope provided. Do not complete the voting section of the form as your vote will be taken at the meeting.

Revocability of Proxy

A registered Shareholder who has given a form of proxy may revoke it at any time before it has been exercised. The revocation must be in writing and executed by the registered Shareholder or by the registered Shareholder's attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 595 Howe Street, 10th Floor, Vancouver, British Columbia, Canada, V6C 2T5, and received at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it, or to the Chair of the Meeting on the day of the Meeting, or any adjournment of it, before any vote in respect of which the proxy is to be used shall have been taken.

Only registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Nominees to revoke the proxy on their behalf.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Interest of Certain Persons in Matters to be Acted Upon

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph "Person" shall include each person: (a) who has been a director or executive officer of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in (a) or (b).

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue 500,000,000 Shares and 20,000,000 Preferred Shares, issuable in series, of which 3,923,275 Shares (and no Preferred Shares) are issued and outstanding as of May 18, 2010. The Company has no other classes of voting securities.

A 5:1 consolidation of the Shares, also known as a reverse stock split, became effective on February 2, 2010. Fractional Shares were rounded to the nearest whole number. In connection with the Share consolidation, the Company increased the number of authorized Shares to 500,000,000 post-consolidation Shares.

Any Shareholder of record at the close of business on May 26, 2010 is entitled to receive notice of and vote at the Meeting and is entitled to one vote for each Share held.

To the best of the knowledge and belief of the directors and executive officers of the Company, as of May 18, 2010 the following persons or companies beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company:

Shareholder	Number of Shares	Percentage of Issued Capital
Northland Properties Corporation(1)	404,125 (2)	10.3%

(1)	Northland Properties Corporation ("NPC") is the beneficial owner of these Shares. NPC is related to R. Thomas Gaglardi, a director of the Company.

(2)	The number of Shares has been adjusted to reflect the 5:1 Share consolidation that became effective on February 2, 2010.

Election of Directors

The Company’s Board of Directors is divided into three classes designated as Class I, Class II and Class III, to provide for a rotation of three year terms of office. Any director whose term has expired is eligible for re-election.

In accordance with the Articles of the Company, the board of directors appointed Darryl Eddy as an additional director on July 7, 2009, to hold office until the Meeting, at which Mr. Eddy will stand for election as a Class I director.

The term of office of Ralph McRae, also a Class I director, will expire at the conclusion of the Meeting. The terms of office of the directors in Classes II and III expire at the 2011 and 2012 annual meetings, respectively.

Management is proposing that the number of directors of the Company be decreased to five.

Therefore, at the Meeting, shareholders will be asked to pass a special resolution in the following form:

"BE IT RESOLVED, AS A SPECIAL RESOLUTION OF SHAREHOLDERS, THAT the number of directors of the Company be fixed at five."

The persons named below will be presented for election at the Meeting as management's nominees.

The following table provides information respecting the individuals proposed to be nominated by management for election as directors at the Meeting, including the approximate number of Shares beneficially owned, or controlled or directed, directly or indirectly, by each of them.

The number of Shares, options and warrants has been adjusted to reflect the 5:1 Share consolidation that became effective on February 2, 2010.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
Ralph D. McRae Chairman, President, CEO and Director British Columbia, Canada	Chairman of the Company since March 1996. President and CEO of the Company since November 1996. Mr. McRae is also a director and the Chairman and CEO of McRae Management Ltd., a waste management and water company based in Surrey, British Columbia. He is a member of the Bar of both British Columbia and Alberta, and holds a Bachelor of Commerce (1980) and LLB (1981) from the University of British Columbia. Mr. McRae is also a member of the Board of the Canadian Coast Guard Auxiliary – Pacific Region.	March 1996	July 2010	163,862
Darryl R. Eddy(3) British Columbia, Canada	Mr. Eddy has been a director of Leading Brands, Inc. since July 2009. He is also President of Radale Inc., a private investment holding company and a managing director of Genpar Capital Inc. Mr. Eddy is a recently retired partner of PriceWaterhouse Coopers LLP and a past Managing Director of PriceWaterhouseCoopers Corporate Finance Inc.	July 2009	July 2010	68,892

The persons named below are current directors whose term of office will continue after the Meeting.

Name, Province/State and Country of Residence	Principal Occupation, Business or Employment(1)	Director Since	Term Expires	Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly (2)
James Corbett(3) Director British Columbia, Canada	Founder and President of Canadian Outback Adventures. Trained as a Chartered Accountant. Mr. Corbett has served as a member of the Tourism Management Advisory Committee of Capilano University, and is also a guest lecturer at various colleges.	June 2008	June 2011	10,000
Stephen K. Fane, FCA (3) Director British Columbia, Canada	Mr. Fane is President of New Century Holdings Ltd. Mr. Fane was President and CEO of Hot House Growers Income Fund, a publicly traded income trust, from December 2003 to October 2006. He is a former partner in a predecessor firm to PriceWaterhouseCoopers Inc. A graduate of the University of British Columbia, he was appointed a Fellow of the Institute of Chartered Accountants in 1997.	October 2007	June 2012	0
Thomas Gaglardi Director British Columbia, Canada

President, Northland Properties Corporation, a hotel, real estate and restaurant company, and Chairman & CEO of Sandman Hotels, Inns & Suites, Moxie's Restaurants, LP, Shark Clubs of Canada, Inc. and Denny's Restaurants of Canada.

		October 1998	June 2012	419,125 (4)

(1)	Each of the nominees named above has held the principal occupation, business or employment indicated for at least five years, except as set forth otherwise above.

(2)

The information as to province and country of residence, principal occupation and number of Shares beneficially owned, controlled or directed, directly or indirectly, by the nominees is not within the knowledge of the management of the Company and has been furnished by the individuals listed.

(3)	Member of the Company's Audit Committee, each of whom is independent as defined in Canadian and US securities legislation.

(4)	404,125 of these Shares are held by Northland Properties Corporation, a company related to Mr. Gaglardi.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer ("CEO") or chief financial officer ("CFO") of any company (including the Company) that:

(i)

was the subject, while the proposed director was acting in the capacity as director, CEO or CFO of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(ii)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, CEO or CFO but which resulted from an event that occurred while the proposed director was acting in the capacity as director, CEO or CFO of such company; or

(b)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

has been subject to any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

Executive Compensation

Compensation Discussion and Analysis

Compensation Principles

The Company is committed to the philosophy of sharing the benefits of success with those who help the Company grow and prosper. The Company's strength and ability to sustain growth is based on an organization which perceives people as its single most important asset. The Company's philosophy is to provide sufficient compensation opportunities in order to attract and retain key executive officers critical to our long-term success. The Company has developed a profit participation plan for senior management and an employee share option plan to increase the risk/reward ratio of its executive compensation program, to focus management on long term strategic issues, and to align management's interests with those of the Shareholders in the sustained growth of shareholder value.

The Company relies on the independent members of the Board for determining executive compensation. The Board may, from time to time, retain independent consultants to advise on compensation matters. In the fiscal year ended February 28, 2010, the Company did not retain independent compensation consultants or use formal benchmarking in determining compensation.

Compensation Program

The Company's executive compensation program includes base salary, annual cash or short-term incentives (bonuses) and long-term incentive compensation in the form of stock options.

The compensation program is designed to:

  promote an ownership mentality among key leadership and the Board of Directors;
  enhance the overall performance of the Company; and
  recognize and reward individual performance and responsibility.

Base Compensation

The Company determines base salary based on a combination of factors, including comparable market data, experience, expertise and job responsibilities. Salary levels are reviewed periodically and adjustments may be made, if warranted, after an evaluation of executive and Company performance, salary trends in the Company's business sector, and any increase in responsibilities assumed by the executive.

Short-Term Incentives

Bonuses for senior management are, with limited exceptions, discretionary and are intended to reward senior managers for exceptional performance that positively impacts the profitability and growth of the Company. The Company believes that some portion of overall cash compensation should be "at risk", that is, contingent on successful achievement of corporate and individual targets. Depending on the Company's financial and operating performance, performance-based bonuses may be awarded.

Long-Term Incentives

The long-term incentives are intended to align executive and shareholder interests by creating a strong and direct link between executive compensation and shareholder return, and to enable executive officers to develop and maintain a significant, long-term stock ownership position in the Shares. Long-term incentives are granted in the form of stock options which generally vest over several years of service with the Company. Further discussion follows in the section titled 'Option-Based Awards'.

Recent developments

During the fiscal year ended February 28, 2009, management determined to realign and scale back its compensation plans and practices to more closely reflect the Company's financial position. In keeping with that, most managers and executives accepted a voluntary 10% roll back of their base salaries until the Company exhibited consistent monthly profitability. This roll back was reversed effective February 1, 2010 when the Company reached its goal of consistent profitability.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Shares of the Company beginning on February 28, 2005 with the cumulative total return of the NASDAQ Composite Index ("NASDAQ Index") for the five most recently completed fiscal years of the Company.

The numbers in the following table have been adjusted to reflect the 5:1 Share consolidation that became effective on February 2, 2010.

LEADING BRANDS, INC. ("LBIX")

Comparison of Five Year Total Common Shareholders' Return

	Feb. 28 2005	Feb. 28 2006	Feb. 28 2007	Feb. 29 2008	Feb. 28 2009	Feb. 28 2010
LBIX PRICE (US$)	$4.20	$6.90	$10.70	$6.75	$0.55	$1.76
NASDAQ INDEX	2051.72	2281.39	2416.15	2271.48	1377.84	2273.57

Option-Based Awards

The Company does not have a formal stock option plan. Options for the purchase of Shares are granted from time to time to directors, officers and employees as an incentive. These options are long-term incentives that generally vest over several years of service with the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the options are granted. Options are granted in consideration of the level of responsibility of the employee as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the amount and frequency of such grants, a variety of factors are evaluated, including job level, and past, current and prospective services rendered. The Board also takes into account the number of options, if any, previously granted, and the exercise price of any outstanding options to ensure that such grants are in accordance with all applicable regulatory policies.

Summary Compensation Table

The following table sets forth all remuneration paid by the Company and its subsidiaries during the two most recently completed fiscal years to its Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO") and each of the three most highly compensated executive officers, whose total compensation was, individually, more than $150,000 for the fiscal year, (collectively the "Named Executive Officers" or "NEOs").

Name and Principal Position	Fiscal Year Ending	Salary ($)	Share- based awards ($)	Option- Based Awards(1) ($)	Non-Equity Annual Incentive Plans ($)		All Other Compen- sation ($)	Total Compen- sation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
Ralph McRae, Chairman, President and CEO	2010 2009	nil nil	nil nil	nil 55,113	nil nil	nil nil	479,600(2) 84,000(3) 510,400 84,000	563,600 649,513
Donna Louis, CFO	2010 2009	149,077 177,734	nil nil	nil 27,556	nil nil	nil nil	nil nil	149,077 205,290
Dave Read, Executive Vice President	2010 2009	nil nil	nil nil	nil nil	nil nil	nil nil	192,218(4) 199,616	192,218 199,616
Sinan ALZubaidi, Vice President of Bottling Operations	2010 2009	182,181(5) 159,200	nil nil	nil 47,651	nil nil	nil nil	nil nil	182,181 206,851

(1)

The value of option awards reflects the grant date fair value of option based awards in the years ending February 28, 2009 and 2010. The February 28, 2009 figures have been changed to conform to the current years’ presentation.

(2)	McRae Ventures, Inc., a company with a director in common with the Company, received $479,600 for consulting services provided by Mr. McRae.
(3)	BBI Holdings Inc., a company with a director in common with the Company, receives $7,000 per month for consulting services provided by a member of the Board of BBI Holdings Inc.
(4)	VE Services Ltd., a company owned by Mr. Read, received this amount for consulting services provided by Mr. Read.
(5)	Includes cash bonus.

The Company does not have formal employment or consulting agreements. Some executives are paid as employees of the Company and others are paid as consultants, who invoice the Company for their services.

Outstanding Option-Based Awards

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers. The Company has not granted any share-based awards.

The number of all options has been adjusted to reflect the 5:1 Share consolidation that became effective on February 2, 2010.

Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD )	Option Expiration Date	Value of Unexercised In- The-Money Options (1) ($)
Ralph McRae	100,000 (2) 20,000	5.00 3.00	March 1, 2010 June 26, 2018	nil nil
Donna Louis	2,800 20,000 10,000	5.20 7.10 3.00	July 15, 2014 January 10, 2018 June 26, 2018	nil nil nil
Dave Read Sinan ALZubaidi	20,000 4,833 1,367 5,000 7,000	7.10 4.05 5.35 6.20 3.00	January 10, 2018 February 9, 2015 January 11, 2016 April 4, 2018 June 26, 2018	nil nil nil nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was USD$1.76, and the exercise or base price of the option.

(2)	These options expired on March 1, 2010.

The terms of the Company's stock options are discussed under the "Option-Based Awards" section above.

No stock options were exercised by the Named Executive Officers during the most recently completed financial year, nor did the Company reprice any stock options during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed financial year for each of the Named Executive Officers:

Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
Ralph McRae	83.33
Donna Louis	41.67
Dave Read	nil
Sinan ALZubaidi	29.17

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

The Company does not have a formal stock option plan. The options generally vest monthly over a 5-year vesting period. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date, subject to trading blackout periods.

In the Company’s fiscal year ended February 28, 2010, there were no stock options exercised, and the value of all options granted to directors and Named Executive Officers was below the market price at the year-end.

Further details regarding stock options may be found in the sections above and below titled ‘Option-Based Awards’ and ‘Outstanding Option-Based Awards’.

Pension Plan Benefits

The Company does not have a pension plan or defined contribution plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company and its subsidiaries have no or arrangement that provides for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Company or change in a Named Executive Officer’s responsibilities. The local laws regarding termination and severance are assumed to apply.

Director Compensation

Directors who are not paid executives of the Company receive $1,500 per quarter (pro-rated for those serving less than a full quarter) and $500 for each directors' meeting and committee meeting attended. Reference is made to the Summary Compensation Table above for details of compensation paid to directors who are also Named Executive Officers, in their capacity as executive officers of the Company. Directors are also compensated for their services in their capacity as directors by the granting from time to time of incentive stock options.

The following table sets forth all amounts of compensation provided to the directors, who are not Named Executive Officers, for the Company's most recently completed financial year:

Director Name	Fees Earned ($)	Share-based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensa- tion ($)	All Other Compensa- tion ($)	Total ($)
Douglas Carlson (2)	500	nil	nil	nil	nil	500
James Corbett	11,000	nil	35,257	nil	nil	46,257
Darryl Eddy(3)	7,500	nil	35,257	nil	nil	42,757
Stephen Fane	11,000	nil	35,257	nil	nil	46,257
Thomas Gaglardi	8,500	nil	35,257	nil	nil	43,757
Jonathan Merriman(4)	7,500	nil	nil	nil	nil	7,500

(1)	The value of option awards reflects the grant date fair value of option based awards in the year ended February 28, 2010.
(2)	Mr. Carlson retired from the Board of Directors in April, 2009.
(3)	Mr. Eddy joined the Board of Directors in July, 2009.
(4)	Mr. Merriman retired from the Board of Directors in February, 2010.

Outstanding Option-Based Awards

Options for the purchase of Shares of the Company are granted from time to time to directors under the same terms as those granted to employees, and described above in 'Option-Based Awards'.

The following table sets forth information concerning all stock option awards outstanding at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors. The Company has not granted any share-based awards.

The numbers in the following table have been adjusted to reflect the 5:1 Share consolidation that became effective on February 2, 2010.

Director Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($USD)	Option Expiration Date	Value of Unexercised In-The- Money Options (1) ($)
James Corbett	20,000 10,000	3.00 3.50	June 26, 2018 Sept. 28, 2019	nil nil
Darryl Eddy	20,000 10,000	5.20 3.50	July 15, 2014 Sept. 28, 2019	nil nil
Stephen Fane	10,000 20,000 10,000	15.75 3.00 3.50	Oct. 4, 2017 June 26, 2018 Sept. 28, 2019	nil nil nil
Thomas Gaglardi	20,000 10,000	3.00 3.50	June 26, 2018 Sept. 28, 2019	nil nil

(1)

This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was USD$1.76, and the exercise price of the option.

No stock options were exercised by the directors during the most recently completed financial year, nor were any of the stock options repriced during that period.

Value Vested or Earned During the Year

The following table sets out the value vested or earned of all stock options that vested during the most recently completed financial year for each of the directors who are not Named Executive Officers:

Director Name	Option-Based Awards - Value Vested During The Year (1) ($USD)
James Corbett	83.33
Darryl Eddy	83.33
Stephen Fane	83.33
Thomas Gaglardi	83.33

(1)

This amount is the dollar value that would have been realized computed by obtaining the difference between the market price of the underlying securities at exercise and the exercise or base price of the options under the option-based award on the vesting date.

The Company does not have a formal stock option plan. The options generally vest monthly over a 5-year vesting period. The value vested during the year varies according to the vesting date and the market price of the underlying securities on a selected exercise date, subject to trading blackout periods. In the Company’s fiscal year ended February 28, 2010, there were no stock options exercised, and the value of all options granted to directors and Named Executive Officers was below the market price at the year-end.

Further details regarding stock options may be found in the sections above titled ‘Option-Based Awards’ and ‘Outstanding Option-Based Awards’.

Securities Authorized for Issuance under Equity Compensation Plans

The Company does not have a formal stock option plan. The Company occasionally grants stock options to its employees, officers, directors and consultants entitling them to purchase Shares. The options granted are exercisable at a price which is equal to or greater than the fair market value of the Shares at the date the options are granted. The following table sets out information regarding equity securities of the Company as of February 28, 2010. The following amounts have been adjusted to reflect the 5:1 Share consolidation that became effective on February 2, 2010.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($USD) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity securities approved by shareholders	435,800	$4.74	n/a
Equity securities not approved by shareholders	nil	n/a	n/a

Indebtedness of Directors and Executive Officers

During the last completed fiscal year, no current or former director, executive officer, employee or nominee for director of the Company nor any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To the knowledge of management of the Company, except as disclosed herein, no informed person (as defined in National Instrument 51-102, Continuous Disclosure Obligations, of the Canadian Securities Administrators) of the Company, nominee for director, or any associate or affiliate of any informed person or nominee, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the last completed fiscal year, or any proposed transaction which in either case has materially affected or would materially affect the Company.

Appointment of Auditor

The management of the Company intends to nominate BDO Canada LLP, Chartered Accountants, for appointment as auditor of the Company to hold office until the close of the next annual general meeting of the Company, at a remuneration to be fixed by the directors.

Management Contracts

Management functions of the Company are performed by the directors or executive officers, certain of whom perform these services as contractors to the Company, as disclosed under the heading above, titled ‘Executive Compensation’.

Corporate Governance

National Policy 58-201, Corporate Governance Guidelines, of the Canadian Securities Administrators, establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and discloses its corporate governance practices.

Independence of Members of Board

Four of the five current directors are independent based upon the tests for independence set forth in applicable Canadian and U.S. securities legislation. Ralph McRae is not independent as he is the Chairman, President and CEO of the Company.

Management Supervision by Board

The Board of Directors is ultimately responsible for the overall governance of the Company. This includes defining the responsibilities of senior management. The Board reviews and approves the corporate objectives that the senior management is responsible for meeting. There is a clear understanding between senior management and the Board that all strategic decisions will be presented by management to the Board for approval.

The Board expects management to:

  review the Company's strategies and their implementation in all key areas of the Company's activities;
  identify opportunities and risks affecting the Company's business and find ways of dealing with them.

The Board is comprised of a majority of independent directors. The Chair of the Board is not an independent director, but the Board believes that it has strong independent directors who candidly voice their opinions at meetings. At all meetings of the Board and its committees, any independent board member may request that all members of management, including the management director, be excused so that any matter may be discussed without any representative of management being present. The independent directors meet after regularly scheduled directors' meetings without the presence of the non-independent director. During the year ended February 28, 2010, four (4) such meetings were held. The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent director being present. The Company's auditors, legal counsel and employees may be invited to attend.

The independent directors exercise their responsibilities for independent oversight of management through their majority control of the Board and through committees established by the Board which are composed entirely of independent directors.

The Board believes that this structure facilitates the functioning of the Board independently of the Company's management and has therefore not appointed an independent lead director.

Participation of Directors in Other Reporting Issuers

None of the Directors of the Company participate in other reporting issuers or other public companies.

Participation of Directors in Board Meetings

In the year ended February 28, 2010, five (5) Board meetings were held. The attendance record of each director for the Board meetings held is as follows:

Name of Director	Number of Board Meetings Attended
James Corbett	5
Darryl Eddy(1)	4
R. Thomas Gaglardi	5
Stephen Fane	4
Ralph McRae	5
Jonathan Merriman(2)	3

(1)	Darryl Eddy joined the Board of Directors in July 2009. There were four (4) Board meetings between the time of his appointment and the end of the fiscal year.

(2)	Jonathan Merriman retired from the Board of Directors in February 2010.

Board Mandate

The Board has adopted a written mandate, a copy of which was filed on SEDAR at www.sedar.com on May 30, 2006 and is incorporated by reference.

Position Descriptions

The Board has not adopted position descriptions for the Chair of the Board and Committees. It has, however, adopted written mandates for the Board of Directors and each of the committees. The Board of Directors and each committee have designated a chairman, whose responsibility it is to ensure that the mandate is followed, and in the case of the committees, to report to the Board of Directors.

The Board has not adopted a position description for the CEO, however the duties and responsibilities of the position are reviewed on an ongoing basis by the Board.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, management is responsible for ensuring an appropriate program for new directors and ongoing education for existing directors.

New directors are generally seasoned business executives with extensive experience on the boards of directors of other companies or have served in an executive management position for other private and public companies with similar experience to the Company's business operations.

New Board members are provided with financial and narrative information regarding the Company's business and given access to information respecting the functioning of the Board of Directors and its committees along with copies of the Company's corporate governance policies and minutes of meetings.

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation, with management's assistance; and to attend related industry seminars and visit the Company's operations. Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Business Conduct and Ethics (the "Code") that applies to the Company's directors, officers and employees. This Code was filed on SEDAR at www.SEDAR.com on May 30, 2005 and is incorporated by reference. Copies will be provided at no charge upon request to the Company at Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6, or electronically to info@Lbix.com.

The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of senior management of the Company, or to the Audit Committee.

The Board monitors compliance with the Code through the Audit Committee and the Company's Whistleblower Policy. The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

Nomination of Directors

The Board periodically reviews its size to ensure that an appropriate number of directors, representing a diversity of views and business experience, are elected to the Board.

The independent directors have responsibility for identifying potential Board candidates. Potential candidates are assessed to fill perceived needs on the Board for required skills, expertise, independence and other factors. Members of the Board and representatives of the food and beverage industry are consulted for possible candidates. The Board has adopted a written charter that sets forth the responsibilities, powers and operations of a Nominating and Corporate Governance Committee.

Compensation of Directors and the CEO

The independent directors have the responsibility for determining and reviewing compensation for the directors and senior management of the Company. Reference is made to the Executive Compensation section above for further information.

Assessments

The Board conducts informal assessments of the Board's effectiveness, the individual directors and each of its committees on a regular basis. To assist in its review, the Board conducts informal surveys of its directors. As part of the assessments, the Board may review the mandates or charters and conduct reviews of applicable corporate policies.

Audit Committee Information

Information regarding the Company's Audit Committee is contained in the Company's Form 20-F (the "AIF"). A copy of the AIF is available on SEDAR at www.sedar.com.

Particulars of Matters to be Acted Upon

Renewal of Shareholder Rights Plan

At the annual and special general meeting of shareholders of the Company held on June 28, 2006, the shareholders of the Company approved a shareholder rights plan (the "Rights Plan") which replaced an earlier shareholder rights plan adopted by the Company. The terms of the Rights Plan are set out in an agreement (the "Rights Plan Agreement") between the Company and Computershare Trust Company of Canada, formerly Pacific Corporate Trust Company. Under the Rights Plan, share purchase rights (the "Rights") will be issued to holders of Shares at the rate of one Right for each Share outstanding. The Rights Plan is similar to plans adopted recently by several other Canadian companies and approved by their shareholders. The Rights Plan will expire at the termination of the Company's annual general meeting of Shareholders for 2011 (or such earlier termination as provided for therein).

Management is proposing that the Rights Plan be extended for five years until the Company's annual general meeting for 2015, and updated to better reflect current industry standards and changes in legislation. The renewal of the Rights Plan is not effective unless and until an amended and restated rights plan agreement (the "Amended Rights Plan Agreement") is approved by shareholders of the Company by ordinary resolution at the Meeting.

A copy of the Amended Rights Plan Agreement will be available at the Meeting and may be obtained by Shareholders upon request prior to the Meeting.

Proposed Amendments to the Rights Plan

As of May 26, 2010, the Board of Directors confirmed and approved the following amendments to the Rights Plan Agreement, which have been incorporated into the Amended Rights Plan Agreement:

1.	to change the name of the Rights Agent from "Pacific Corporate Trust Company" to "Computershare Trust Company of Canada";

2.

to clarify the definition of "Separation Time" in cases where the Board of Directors determines, in accordance with the Amended Rights Plan Agreement, to waive the application of a Flip-In Event (as defined therein);

3.	to update legislative and statutory references, such as references to Multilateral Instrument 62- 104, Take-Over Bids and Issuer Bids, adopted by the British Columbia Securities Commission; and

4.	to correct certain typographical errors and cross referencing errors.

The terms of the Amended Rights Plan Agreement are not substantially different from the terms of the Rights Plan Agreement.

Purpose of the Rights Plan

The Rights Plan is designed to protect Shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all Shareholders equally or fairly, or provide all Shareholders an equal opportunity to share in the premium paid on an acquisition of control. The Rights Plan provides management and the Board of Directors with more than the 35 day statutory minimum period to review the terms of a take-over bid and solicit alternative offers. The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company. Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all Shareholders.

The Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as described below) or on terms approved by the Board of Directors. The Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the Rights Plan. The Permitted Bid concept, which is found in most of the shareholder rights plans that have been adopted in Canada, ensures that senior management of the Company and the Board of Directors do not impair the right of Shareholders to receive, review and accept or decline take-over bids. The Rights Plan is designed to afford the Board of Directors the opportunity to present to the Shareholders a detailed analysis of a bid and additional time to seek out and consider alternatives.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the Board of Directors to make an offer on terms that the Board considers fair to all Shareholders. In such circumstances, the Board of Directors may waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the Rights Plan does not relieve the Board of Directors of its fiduciary duty to act in the best interests of all Shareholders, and does not prevent a take-over bid, merger or other business combination that the Board of Directors, in the exercise of its fiduciary duty, determines to be in the best interests of the Company and its Shareholders. Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under applicable securities laws to promote a change in the management or direction of the Company.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company. The implementation or renewal of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company. The issue of Rights does not dilute the equity or voting interests of existing Shareholders and should not interfere with equity or debt financing by the Company.

The Board of Directors understands that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult an attempt to gain control of the Company or remove incumbent management. The Rights Plan would cause substantial dilution to a person or group that attempts to acquire the Company, other than through a Permitted Bid or on terms approved by the Board of Directors. The Board of Directors has carefully considered these matters, but has concluded that they do not justify denying Shareholders the protection that the Rights Plan affords. The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so. It is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the Board of Directors that are in the best interests of the Company and to protect the Shareholders against coercive bids that do not represent fair value.

Background

Renewal of the Rights Plan is not being proposed by the Board of Directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction. Rather, the renewal of the Rights Plan is intended to address the Board's continuing concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of Shareholders that should be guarded against to the extent practicable.

The Board of Directors is concerned that, under current law, an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the Board of Directors acting on behalf of all Shareholders. For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate "control premium" to all Shareholders. A bidder may also make a take-over bid to acquire effective or legal control of the Company that the Board of Directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to Shareholders and does not reflect the full or premium control value for all of the Shares. Without any protections in place such as the Rights Plan, public Shareholders might feel compelled to tender to such a bid, even where the bid is considered by the Board of Directors to be inadequate and of less than fair value for an acquisition of control, fearing that, if they do not tender, they will pass up their only opportunity to receive any "take-over premium" for a portion of their Shares. The Board of Directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the Board’s ability to ensure that all other alternatives to maximizes Shareholder value are thoroughly explored in such circumstances.

In response to these concerns, the Board of Directors has considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether maintaining a shareholder rights plan would be in the best interests of the Company and its Shareholders and, if so, consider what the appropriate terms of such a rights plan. Ultimately it was determined that the Company should maintain the Rights Plan in a form that reflects current industry standards.

Summary of the Rights Plan

The following is a summary of certain of the principal terms of the Rights Plan, as proposed to be renewed, which is qualified in its entirety by reference to the text of the Amended Rights Plan Agreement.

Issue of Rights

One minute after the Effective Date, one Right will be issued and attach to each Share outstanding and will attach to each Share subsequently issued.

Adjustment to Exercise Rights

After a person acquires 20% or more of the Shares or commences a take-over bid to acquire Shares, or announces an intention to do so, other than by way of a Permitted Bid (as defined in the Rights Plan Agreement) (such time referred to as the "Separation Time"), the Rights will separate from the Shares and will be exercisable at an exercise price of $20 per Share. The acquisition by any person (an "Acquiring Person") of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will be adjusted so as to permit its holder to purchase $40 worth of Shares for $20 (that is, such Shares will then be acquired at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per Share on a fully-diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights after the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable in accordance with applicable securities laws, will evidence the Rights.

Permitted Bids

The requirements for a Permitted Bid include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all Shareholders (and holders of voting shares issued on the exercise of warrants, options and other securities convertible into voting shares);

(c)	the take-over bid must be outstanding for a minimum of 60 days, during which time tendered Shares may not be taken up;

(d)	shareholders who tender their Shares to the take-over bid must be permitted to withdraw their Shares prior the Shares being taken up and paid for;

(e)

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of a period of not less than 60 days and then only if at such time more than 50% of the Shares held by Shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (the "Independent Shareholders") have been tendered to the take- over bid and not withdrawn; and

(f)

if more than 50% of the Shares held by Independent Shareholders are tendered to the take- over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid to be made while a Permitted Bid is pending which must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption

The Board of Directors may, prior to a Flip-in Event occurring, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all Shareholders, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring thereafter under a take-over bid made by way of a take-over bid circular to all Shareholders. The Board of Directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company within 14 days or such other period as may be specified by the Board of Directors. With the majority consent of Shareholders or Rights holders at any time prior to a Flip-in Event causing an adjustment to the Rights, the Board of Directors may redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments

The Company is authorized to make amendments to the Rights Plan to correct typographical errors, or, subject to subsequent confirmation by Shareholders or Rights holders, to effect a change requested by any stock exchange on which the Shares may be listed or to maintain the validity of the Rights Plan as a result of changes in law. The Company will issue a news release relating, to any additional significant amendment made to the Amended Rights Plan Agreement prior to the Meeting, and will advise the Shareholders of any such amendment at the Meeting.

Grandfathered Persons

Holders of 20% or more of the Shares at the time when the Rights are distributed are recognized for the purposes of the Rights Plan as "grandfathered persons" and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

Recommendation of the Board

The Board of Directors has determined that the renewal of the Rights Plan is in the best interests of the Company and the Shareholders. The Board unanimously recommends that Shareholders vote in favour of the resolution approving the Amended Rights Plan Agreement. Unless specified in a proxy form that Shares represented by the proxy shall be voted against such resolution, it is the intention of the persons designated by management in the enclosed proxy form to vote in favour of the resolution approving the Amended Rights Plan Agreement.

Shareholder Approval

A copy of the Amended Rights Plan Agreement is available for viewing up to the date of the Meeting at the Company’s offices at Suite 1800 - 1500 West Georgia Street, Vancouver, British Columbia, and will be tabled for review at the Meeting.

The Amended Rights Plan Agreement must be approved by a resolution passed by a simple majority of votes cast by Shareholders at the Meeting, in person or by proxy. If the resolution to approve the Amended Rights Plan Agreement is not approved by the Shareholders at the Meeting, the Company's existing Rights Plan Agreement will continue in place until the termination of the Company's annual general meeting of Shareholders for 2011 (or such earlier termination as provided for therein).

At the Meeting, Shareholders will be asked to consider, and if thought fit, approve with or without variation, an ordinary resolution in substantially the following form:

"BE IT RESOLVED THAT:

1.

the Amended and Restated Shareholder Rights Plan Agreement dated as of May 31, 2010 between the Company and Computershare Trust Company of Canada, as more particularly described in the Information Circular of the Company dated as of May 18, 2010, and a copy of which has been tabled at this Meeting, be and is hereby ratified, confirmed and approved, and the Company is authorized to issue rights pursuant thereto;

2.

the actions of the directors and officers of the Company in executing and delivering the Amended and Restated Shareholder Rights Plan Agreement are hereby ratified, confirmed, approved and authorized; and

3.

any one director or officer of the Company is hereby authorized to execute and deliver on behalf of the Company all such documents and instruments and to do all such other acts and things as in his or her opinion may be necessary or desirable in connection with the said Amended and Restated Shareholder Rights Plan Agreement."

Other Matters

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment.

Additional Information

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The Company will provide to any Shareholder, upon request to the Director of Corporate Affairs of the Company at Suite 1800 - 1500 West Georgia Street, Vancouver, British Columbia, Canada V6G 2Z6, copies of this Information Circular and the Annual Report, including the most recent audited financial statements and MD&A, and interim financial statements.

Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

Directors' Approval

This Information Circular contains information as at May 18, 2010, except where another date is specified. The contents of this Information Circular have been approved and its mailing authorized by the board of directors of the Company.

DATED at Vancouver, British Columbia, this 26th day of May, 2010

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ralph McRae

Ralph D. McRae, Chairman, President and
Chief Executive Officer